[Thomas Weisel Partners LLC Letterhead]

November 9, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Mail Stop 4561
Attn:	Michael McTiernan
Dan Gordon
Jessica Barberich

Re:	Internet Brands, Inc. Class A Common Stock Registration Statement on Form S-1 No. 333-144750

Dear Sir/Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters, hereby joins in the request of Internet Brands, Inc. (“the Company”) for acceleration of the effective date of the above-referenced Registration Statement to 2:30 p.m. Eastern Standard Time, on November 14, 2007, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 30, 2007:

(i)	Dates of Distribution: October 30, 2007 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 2
(iii)	Number of prospectuses furnished to investors: approximately 2,946
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 295

The undersigned, as representative of the several underwriters, has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THOMAS WEISEL PARTNERS LLC

Acting severally on behalf of itself and the several underwriters

By:	/s/ Keith G. Lister
	Name:	Keith G. Lister
	Title:	Vice President